UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-39461

NANO-X IMAGING LTD
Ofer Tech Park

Petach Tikva, Israel 4970602
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously disclosed, on November 23, 2025, NANO-X IMAGING LTD (the “Company” or “Nanox”) entered into a securities purchase agreement (the “Purchase Agreement”) with a single institutional investor for the purchase and sale of 3,826,530 of the Company’s ordinary shares, par value NIS 0.01 per share (the “ordinary shares”) at a purchase price of $3.92 per share, in a registered direct offering. Closing of the offering occurred on November 25, 2025.

In addition, on November 23, 2025, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with Titan Partners Group LLC, a division of American Capital Partners, LLC (the “Placement Agent”), relating to the offering. Titan Partners Group LLC, a division of American Capital Partners, LLC acted as the sole placement agent for the offering.

The gross proceeds from the offering are expected to be approximately $15.0 million, after deducting placement agent fees and other offering expenses payable by the Company. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

In the Purchase Agreement and the Placement Agency Agreement, the Company agreed not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or ordinary share equivalents or file any registration statement or amendment or supplement thereto other than the prospectus supplement relating to the offering or a registration statement on Form S-8 in connection with any employee benefit plan for 10 days after the date of the Placement Agency Agreement, subject to certain exceptions.

The officers and directors of the Company have signed lock-up agreements pursuant to which, subject to certain exceptions, such persons have agreed not to sell or otherwise dispose of ordinary shares or any securities convertible into or exchangeable for ordinary shares for a period of 30 days after the closing of the offering without the prior written consent of the Placement Agent.

Each of the Placement Agency Agreement and the Purchase Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing, indemnification rights and obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The offering was made pursuant to a “shelf” registration statement on Form F-3 (File No. 333-271688) that was filed by Nanox with the U.S. Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), on May 5, 2023, and was amended by a post-effective amendment no. 1 thereto, filed with the SEC on July 26, 2023, as further amended by Post-Effective Amendment No. 2 thereto filed on April 22, 2024, and as further amended by Post-Effective Amendment No. 3 thereto filed on April 22, 2024 and which Post-Effective Amendment No. 3 was declared effective by the Commission as of May 8, 2024.

The foregoing description of the material terms of the Placement Agency Agreement and the Purchase Agreement is not complete and is qualified in its entirety by reference to the full text of the Placement Agency Agreement and the form of Purchase Agreement, copies of which are furnished as Exhibits 4.1 and 4.2, respectively, to this report on Form 6-K and are incorporated herein by reference. The Company is also furnishing the opinion of its counsel, Meitar | Law Offices as Exhibit 5.1 hereto.

The information contained in this report, including Exhibits 4.1, 4.2, 5.1 and 23.1, is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333-271688), as amended, and the Registration Statement on Form S-8 (File No. 333-248322).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Ran Daniel
	Name:	Ran Daniel
	Title:	Chief Financial Officer

Date: November 25, 2025

EXHIBIT INDEX

Exhibit No.	Exhibit
4.1	Placement Agency Agreement, dated November 23, 2025, between Nano-X Imaging Ltd and Titan Partners Group LLC, a Division of American Capital Partners, LLC.

4.2	Form of Securities Purchase Agreement, dated November 23, 2025, between Nano-X Imaging Ltd and the purchasers identified therein.

5.1	Opinion of Meitar | Law Offices.

23.1	Consent of Meitar | Law Offices (included in Exhibit 5.1).

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